[LETTERHEAD OF PNM RESOURCES, INC.]

February 10, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PNM Resources, Inc.; Form RW (Request for Withdrawal)
Form U-1 Application/Declaration
File No.	70-10043, filed on January 23, 2002

Ladies and Gentlemen:

On behalf of PNM Resources, Inc., I hereby withdraw the Application/Declaration on Form U-1 in File No. 70-10043 filed with the Securities and Exchange Commission on January 23, 2002 by PNM Resources, Inc.

Very truly yours,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller PNM Resources, Inc.